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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

RECD S.E.C.

APR 2 2004

816

SEC FILE NUMBER

8-65911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **03-04-03** AND ENDING **12-31-03**
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GERONIMO PARTNERS, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

370 17TH STREET, SUITE 4050
                        (No. and Street)

DENVER   **COLORADO**   **80202**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVE BANERJEE   **818-382-7720**
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
                (Name – if individual, state last, first, middle name)

7979 EAST TUFTS AVE   **DENVER**   **CO**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _DAVE BANERJEE_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _GERONIMO PARTNERS, LLC_ , as of _DECEMBER 31,_ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ NONE ____

_____

Sworn to before me and subscribed in my presence this 1st day of _April_ , 2004.

Signature

FIN VP / SROP / CROP
Title

Notary Public

My Commission Expires 09/25/2007

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

GERONIMO PARTNERS, LLC

Financial Statements
and
Independent Auditors' Report
December 31, 2003



EKS&H Ehrhardt Keefe Steiner & Hottman PC

Certified Public Accountants
and Consultants

GERONIMO PARTNERS, LLC

Table of Contents



Ehrhardt
Keefe
Steiner &
Hottman PC

Certified Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT

To the Member
Geronimo Partners, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Geronimo Partners, LLC (the Company) as of December 31, 2003, and the related statements of income, changes in member's equity and cash flows for the period from March 4, 2003 (Inception) to December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geronimo Partners, LLC as of December 31, 2003, and the results of its operations and its cash flows for the period from March 4, 2003 (Inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 10, 2004
Denver, Colorado

7979 E. Tufts Avenue. Suite 400   Denver, Colorado 80237-2843
303 740-9100   Fax 303 740-9009
Member of the Leading Edge Alliance. DFK & PKF International   Affiliations of Firms Providing Services in Cities Worldwide

GERONIMO PARTNERS, LLC

Statement of Financial Condition
December 31, 2003

Assets

Assets	
Cash	$ 303,117
Commissions receivable	34,244
Clearing deposit	99,692
Total assets	**$ 437,053**

Liabilities and Member's Equity

Liabilities	
Accounts payable - trade	$ 33,518
Accrued expenses, member	66,500
Fees payable, affiliate	70,000
Accrued bonuses	15,000
Total liabilities	185,018
Member's equity	252,035
Total liabilities and member's equity	**$ 437,053**

See notes to financial statements.

- 2 -

GERONIMO PARTNERS, LLC

Statement of Income
For the Period from March 4, 2003 (Inception)
to December 31, 2003

Revenues	
Commissions	$ 483,814
Expenses	
Fees, affiliate	140,000
Clearing costs	91,192
Shared services, member	66,500
Professional services	33,518
Bonuses	15,000
Exchange fees	10,566
Other	6,185
Total expenses	362,961
Income from operations	120,853
Other income	
Interest income	3,020
Net income	$ 123,873

See notes to financial statements.

- 3 -

GERONIMO PARTNERS, LLC

Statement of Changes in Member's Equity
For the Period from March 4, 2003 (Inception)
to December 31, 2003

	Member's Capital	Accumulated Earnings	Total Member's Equity
Balance - March 4, 2003 (Inception)	$ -	$ -	$ -
Capital contributions from member	405,000	-	405,000
Net income	-	123,873	123,873
Distributions to member	(152,965)	(123,873)	(276,838)
Balance - December 31, 2003	$ 252,035	$ -	$ 252,035

See notes to financial statements.

- 4 -

GERONIMO PARTNERS, LLC

Statement of Cash Flows
For the Period from March 4, 2003 (Inception)
to December 31, 2003

Cash flows from operating activities	
Net income	$ 123,873
Adjustments to reconcile net income to net cash	
provided by operating activities	
Changes in assets and liabilities	
Commissions receivable	(34,244)
Clearing deposit	(99,692)
Accounts payable - trade	33,518
Accrued expenses, member	66,500
Fees payable, affiliate	70,000
Accrued bonuses	15,000
	51,082
Net cash provided by operating activities	174,955
Cash flows from financing activities	
Capital contributions from member	405,000
Distributions to member	(276,838)
Net cash provided by financing activities	128,162
Net increase in cash	303,117
Cash - beginning of year	-
Cash - end of year	$ 303,117

See notes to financial statements.

GERONIMO PARTNERS, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Geronimo Partners, LLC (the Company) was formed as a limited liability company in the State of Delaware on March 4, 2003 and is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act). The Company's sole member is Geronimo Holdings, Inc. The Company serves as the broker-dealer for security trades executed on the portfolios managed by Geronimo Partners Asset Management, LLC. (GPAM), manages assets of private clients, and offers financial services for corporations and individuals. Geronimo Holdings, Inc. is also the sole member of GPAM. The Company conducts its operations in the State of Colorado.

The Company operates pursuant to Rule 15c3-3(k)(2)(B) of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all transactions are executed and cleared on behalf of the Company by Bear Stearns Securities Corp. (Bear Stearns) on a fully disclosed basis. The Company's agreement with Bear Stearns provides that, as clearing broker, Bear Stearns will keep such records of the transactions effected and cleared in the customer accounts as are customarily kept by a clearing broker pursuant to Rules 17a-3 and 17a-4 of the Act and perform all services customarily incident thereto. All customer funds and securities received, if any, are transmitted directly to Bear Stearns. Therefore, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

The Company is part of a group of companies affiliated by common ownership. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements (Note 2). The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits. The Company had no cash equivalents as of December 31, 2003.

Clearing Deposit

Clearing deposit includes funds deposited with Bear Stearns to offset certain risks assumed by Bear Stearns related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Revenue Recognition

Revenue from stock transactions is recorded on a trade date basis, which is the date that a transaction is executed.

GERONIMO PARTNERS, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be treated as a Partnership for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's member and no provisions for federal income taxes has been recorded on the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, receivables, deposits, accounts payable and accrued expenses approximated fair value as of December 31, 2003 because of the relatively short maturity of these instruments.

Note 2 - Related Party Transactions

As discussed in Note 1, the Company serves as the broker-dealer for certain related entities. In 2003, all of the Company's revenue is derived from commissions relating to stock transactions executed by those entities at the direction of GPAM.

During the period ending December 31, 2003, the Company recorded $140,000 in fees to GPAM, of which $70,000 is accrued as of December 31, 2003.

Pursuant to an agreement with the Company, Geronimo Holdings, Inc. pays certain expenses incurred by the Company in return for agreed-upon reimbursements (Shared Service Expenses). Total expenses incurred by Geronimo Holdings, Inc. on behalf of the Company are estimated at $66,500 for the period ended December 31, 2003. The Company accrued $66,500 in Shared Service Expenses due to Geronimo Holdings, Inc. as of December 31, 2003 pursuant to the agreement. Such services principally represent the Company's share of employee cost, rents and other office expenses.

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000. The Company's net capital at December 31, 2003 was $252,035. Net capital may fluctuate on a daily basis.

ACCOMPANYING INFORMATION

GERONIMO PARTNERS, LLC

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Net Capital

Total member's equity	$	252,035
Additions/deductions		
None		–
Net capital	$	252,035

Aggregate Indebtedness

Accounts payable - trade	$	33,518
Accrued expenses, member		66,500
Fees payable, affiliate		70,000
Accrued bonuses		15,000
Total aggregate indebtedness	$	185,018

Computation of Basic Net Capital Requirements

Required minimum net capital	$	100,000
Capital in excess of minimum requirement	$	152,035
Ratio of aggregate indebtedness to net capital		0.73

Reconciliation with Company's computation:

The audited computation of net capital above differs from the Company's computation included in its Part II of Form X-17A-5 as of December 31, 2003 due to a $9,648 understatement of commissions receivable as of December 31, 2003.



EKS&H Ehrhardt
Keefe
Steiner &
Hoffman PC

Certified Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

To the Member
Geronimo Partners, LLC
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Geronimo Partners, LLC for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 10 -

7979 E. Tufts Avenue, Suite 400   Denver, Colorado 80237-2843
303 740-9400   Fax 303 740-9009
Member of the Leading Edge Alliance, DFK & PKF International   Affiliations of Firms Providing Service in Cities Worldwide

P. 15   18183827222   RND Resources   APR 01 04 03:21P

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 10, 2004
Denver, Colorado